

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

December 22, 2009

Ernest Elgin III
President and Chief Executive Officer
Nephros, Inc.
41 Grand Avenue
River Edge, New Jersey 07661

> **Re: Nephros, Inc.**
> **Registration Statement on Form S-1**
> **Response dated December 18, 2009**
> **File No. 333-162781**

Dear Mr. Elgin:

We have limited our review of your filing to those issues we have addressed in our comments. If you disagree with our comments, we will consider your explanation as to why it is inapplicable. Please be as detailed as necessary in your explanation. After reviewing your response, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1.   We will continue to review your response to prior comment 1 after you amend your registration statement.

Plan of Distribution, page 21

2.   We reissue prior comment 2 because your response does not cite or analyze relevant authority that supports your conclusions. In addition, the relevance of your references to a registration statement that attempted to register a transaction that you were not eligible to conduct is unclear. Please note that your response

should address both the offer and the sale of your securities and demonstrate clearly how the offer and sale were consistent with Section 5.

*   *   *

Please provide us with a letter that keys your responses to our comments. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time for review of your responses to our comments before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via facsimile): Alexander M. Donaldson, Esq. - Wyrick Robbins Yates & Ponton LLP